October 10, 2018

Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, CA 90404

       Re: Super League Gaming, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 14, 2018
           CIK No. 0001621672

Dear Ms. Hand:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted September 14, 2018

Prospectus Summary, page 1

1. Please define the terms "Application Program Interface," "hyper-local level," "lifestyle gaming," "content capture," and "local area network center" when first used. In addition disclose how you calculate "customer acquisition cost" and "accretive life time value."
       Similarly, with respect to your statement that "According to the Electronic Software
       Association, the avid gamer sees gameplay as central to their social life with 55% playing video games to connect with friends and 46% to spend time with family members," please define what constitutes an "avid gamer" to which these statistics pertain.
 Ann Hand
FirstName LastNameAnn Hand
Super League Gaming, Inc.
Comapany NameSuper League Gaming, Inc.
October 10, 2018
October 10, 2018 Page 2
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FirstName LastName
Risk Factors, page 9

2. Please revise your first risk factor to also discuss your accumulated deficit and your auditor's going concern opinion.
We may experience outages and disruptions of our infrastructure, page 15

3. Please briefly describe the system redundancies you have implemented so that investors can better understand the risk you face.
Our business is subject to regulation, and changes in applicable regulations may negatively impact our business., page 16

4. We note the statement that your "skill-based competitions in the future could become subject to evolving rules and regulations." If you have a particular area of regulation in mind, please further describe this risk. For example, if this relates to your players winning prizes and there is a risk that gambling regulations, or changes thereto, could apply please so state.
We are an emerging growth company and may take advantage of certain reduced reporting requirements., page 24

5. According to the risk factor at the top of this page, you have elected to "opt out" of the extended transition period for complying with any new or revised financial accounting standards pursuant to the JOBS Act. However, this appears to contradict disclosures included elsewhere in the filing such as the cover page and on pages 52-23 as well as the notes to the financial statements. Please revise to fix the inconsistencies and affirm to us whether you have elected to take advantage or have opted out of the extended transition period provision of the JOBS Act.
Components of Results of Operations
Brand and Media Partnerships, page 41

6. Please further describe how brand and media partnerships "leverag[e] broadcast, social and customer loyalty programs which... drives more gamers and viewers to [y]our amateur esports gaming content and technology platform." If sponsors are promoting you outside of your events and platform, please explain how this is done, to what extent, and whether your partners are contractually obligated to do so.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Liquidity and Capital Resources, page 48

7. It appears from the statement "we expect to incur substantial expenditures in the foreseeable future for the development of our esports brand, community and technology platform," that such matters may require material capital outlays. In describing these
 Ann Hand
FirstName LastNameAnn Hand
Super League Gaming, Inc.
Comapany NameSuper League Gaming, Inc.
October 10, 2018
October 10, 2018 Page 3
Page 3
FirstName LastName
         trends disclose the estimated amounts of capital that will be required, to the extent known.
Our Business, page 54

8. Please revise the text accompanying the bar charts on page 59 to explain exactly what the
         Y axis in each chart represents, how it is calculated, and whether there are differences in the calculations from different sources or for different services represented.
9. If the chart on page 60 is denominated in thousands, please revise to state. In addition, in the accompanying text please reconcile the revenue amount shown for 2018 with the statement on pages 2 and 58 that according to NewZoo "the global gaming market will reach approximately $137.9 billion by the end of 2018."
10. Please discuss how the statistics found in the chart on page 61 translate into revenues. For example, explain how many of the 100 million monthly average users/ players for League of Legends would pay for being a user or player, and provide an estimate of the revenues derived from these 100 million monthly average users/ players.
11. Please disclose the estimated additional capital you will need, if any, to reach the 2018 estimated KPIs on page 69. In addition, disclose your year-to-date 2018 KPIs so that investors can see what work remains to be done.
Management
Role of Board in Risk Oversight Process, page 79

12. Please discuss what role the board has in managing cybersecurity risk. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS, page 91

13. Please identify the natural persons with voting and dispositive power over the shares held by Pu Luo Chung VC Private Limited.
Exhibits

14. We note the forum selection provision in Article VIII of your bylaws. Please include a risk factor to discuss the effects of such a provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders'
         ability to bring a claim in a judicial forum that they find favorable for disputes with the company and its officers and directors.
15. We note the importance of game publisher agreements to your business, as discussed on page 70. Please file your agreements with Epic Games and Supercell, or tell us why you are not substantially dependent on these agreements pursuant to Item 601(b)(10).
 Ann Hand
Super League Gaming, Inc.
October 10, 2018
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       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.



FirstName LastNameAnn Hand                               Sincerely,
Comapany NameSuper League Gaming, Inc.
                                                         Division of
Corporation Finance
October 10, 2018 Page 4                                  Office of
Transportation and Leisure
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